Filed by Citigroup Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933

                 Subject Company: Grupo Financiero Banamex Accival, S.A. de C.V.
                                                   Commission File No. 082-03325

                                                              Date: May 18, 2001

In connection with the proposed transaction, Citigroup expects to file a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Citigroup with the SEC at the SEC's web site at (http://www.sec.gov). Free copies of the registration statement (when available) and other documents filed by Citigroup with the SEC may also be obtained from Citigroup by directing a request to Citigroup Inc., 399 Park Avenue, New York, NY 10043, Attention: Treasurer (212-559-1000).

                                       ###

On May 17, 2001, Citigroup and Grupo Financiero Banamex-Accival ("Banacci") held a meeting for the investment community to discuss the integration of Banacci, and all of its direct and indirect subsidiaries, with Citigroup's global operations. A transcript of the simultaneous webcast of the meeting follows.

                                       ###
Operator:         Good morning ladies and gentlemen and welcome to the
                  teleconference and audio web-cast to discuss the combination of Banacci and Citigroup featuring Sandy Weill, Chairman and
                  CEO of Citigroup; Victor Menezes, head of Citigroup's Emerging
                  Markets Business; and Manuel Medina Mora, CEO of Banacci. The call will be hosted by Sheri Ptashek, Director of Citigroup
                  Investor Relations.




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                  We ask that you hold all questions until the completion of the formal remarks, at which time you will be given instructions for the questions and answers session.

                  Ms. Ptashek you may begin.

Ms. Ptashek:      Good morning everyone. Thank you for joining us today. From
                  Mexico City this morning we have on the line Sandy Weill, Citigroup's Chairman and CEO, joined by Mr. Menezes, the head of our Emerging Markets Business and Manuel Medina Mora, CEO of Banacci. I know that they are all very eager to discuss today's announcements regarding the combination of Banacci and Citigroup. So I will turn the call over to Manuel.

Mr. Mora:         Thank you very much. Good morning to all of you. I would like to be very brief in these initial comments. There are many things that Sandy and Victor would like to comment on.

                  At Banacci, we are convinced that the transaction we just have announced with Citigroup is very favorable for Mexico and its economy, for the financial system, and for Banacci, of course. And above all, for all our customers, employees and shareholders. I would like to single out one aspect of it that make us very proud in the Group; that is the fact that the terms of the offer are the same for all shareholders irrespective of how large or how small they are in terms of their weight in the equity of Banacci. Equal treatment




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                  to all shareholders has been a trademark of our Group
                  throughout its existence. Now, once again, we have maintained this trait. As to the future, at Banacci, we are very excited and optimistic about our integration into Citigroup. There are many things we can do together with such a strong and global partner. If, on a stand- alone basis, Banacci already was a very attractive and interesting growth story, this gets significantly reinforced with the integration into Citigroup. Take, for example, the corporate market in Mexico. What we can do together if we add the capabilities of Citibank, Salomon and the long-term relationship of Banamex with the most distinguished and best corporate customers in Mexico. Or the Hispanic market in the U.S., a very large community growing very fast, of which two- thirds of it are of Mexican origin and for whom Banamex is a powerful brand. With our brand name and that of Citigroup, the potential is, of course, very large. So the future looks very bright and we are very encouraged.

                  I said my comments would be very brief. I think I have accomplished this. Thank you.

Mr. Weill:        Well thank you very much. This is Sandy Weill and I would just like to say that we are all extremely excited about our opportunity to integrate our businesses with Banacci and Citigroup. We have




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                  had conversations over the last several weeks. Our people have met together. Everybody has been very, very complimentary of the professionalism on both sides. And we look forward to a long- term partnership that will be very rewarding for our customers, our shareholders, the political environment between our countries. What I would like to talk about for a couple of minutes are the terms of this deal and some of the reasons why we think this is a very, very attractive and intelligent move for both of our companies and then turn it over to Victor, who will have the responsibility, and has the responsibility for our Emerging Markets Business, of which . . . which represents today about 21% of our profitability, and this will take it above 25% of our profitability. But going back to the terms of the deal, we are offering $6.25 billion of Citigroup stock, which will be about 125 million shares of Citigroup stock. Now put that in perspective. Citigroup has today about 5.1 billion shares of stock outstanding. So this will raise that number to about 5.25 billion shares outstanding, plus $6.25 billion in cash. These terms were based on the closing price of Citigroup stock last Friday, and related to our conversations on Monday that then were later presented to the Boards of our respective companies on Tuesday and Wednesday, and we came to




                                        4

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                  a final agreement late last night. We are being as prompt in telling you all about it as we possibly can. We also plan to apply for a listing of Citigroup shares on the Mexican Bolsa. This will be the first foreign company, I believe, that has applied to do that. We really look at ourselves as being a local company and we would like to see a lot of Mexican people own our stock and participate in what we think will be a very good future.

                  We have spoken with the rating agencies - Fitch, Moody's and Standard & Poor's - and there are no problems with any of them. We have also spoken with Treasury and the Fed, and we think that as well the Banacci management has spoken to the Mexican regulators and their government and we think that this is something that should be very well received.

                  Now why are we doing this? I think we think that the management of Banacci is, you know, arguably the best, not just in Mexico but in all of Latin America in the financial business. We think we are getting great partners. Roberto Hernandez and Alfredo Harp, who are really the principal shareholders in the institution, have fantastic reputations and have built this institution to a leading position in the Mexican economy. And I think this just takes it to the next level.




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                  We have offered both of them and they have accepted positions on the Board of Citigroup. So, you know, I don't think there has, you know, been a deal in the history of Citigroup where they offered two seats on the Board to a company that was in the emerging markets, which I think talks about how important we think this is. And both Roberto and Alfredo have agreed, because we have this agreement with all of our directors and key employees, that they will keep at least 75% of the stock that they get; and they have agreed to those terms.

                  Second, we think that this is really a transaction that relates to North America. As Manuel said the GDP of the 35 million and growing Hispanic population in the United States is approximately 80% of what the GDP of Mexico is. And we look forward to the opportunity of planning and working together as to how we can reach out to that market and be helpful in the interchange back and forth and also, you know, do what will be very profitable for our shareholders.

                  Third, we think that we are creating an institution that will have a major global presence emanating from Mexico City; that we have a company together that operates in 102 countries; 79 emerging markets around the world with over 150 million customers; and that we will have the ability to service the Mexican companies on a




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                  global basis that we think will be unequaled and, you know, will accrue to the benefits of all of our clients. And we think about what is going to happen, you know, as Mexico continues its reform and growth. We're going to see the growth of the banking system which here is really under-banked and in the early stages.

                  If you want to look, for example, at lending. Lending as a percentage of GDP in Mexico is 15%. That number is 29% in Brazil and 72% in the United States. So that you can get a feeling of what we think the opportunity for growth is going to be as one looks down the next five years.

                  I think the same numbers are relatively true in bank assurance, which is the way insurance is sold in Mexico. And Banamex is the leading company in the bank assurance market. But yet premiums, insurance premiums in Mexico are only 1.3% of GDP. They are over 2% in Brazil and over 8.5% in the United States. So you see a great opportunity.

                  Also, the position of Banamex in this market is the number one position in deposits with over $24 billion of, you know, local deposits.

                  We think that this transaction will be very accretive for our combined shareholders, and they will be our combined




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                  shareholders since the shareholders of both companies will own the resulting company. We think that in the first year, in the year 2002, it will be accretive by 5 cents a share and will grow by a multiple of that over the next few years.

                  But I think the real important thing is, you know, not those numbers but really the position that this new institution will have in Mexico five and ten years from now, you know as Mexico really develops and it will be unique for really all of our employees - the employees from both Citibank and Confia, which will be combined into Banamex, our customers of this institution and especially our shareholders.

                  We think that there will be some synergies that will develop incremental savings that will be north of $200 million from this that will come from how we rationalize out our retail banking strategy; what we do in sharing technology; what happens to the ability of the cost of money. You know, and we think that a restructuring charge here will be somewhere in the area of $130 to $150 million.

                  You know, and finally in structure of the new operating board in Mexico, Bob Rubin, Bill Rhodes and Victor Menezes will join the board of Banamex. I can think of no group of people that have had




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                  relationships with Mexico over a longer period of time. And the management of Banamex and, you know as I said at the beginning, we've been here for 72 years and, you know, Banamex is well over 100 years old. We think that this really is a fantastic combination. And if you think about, you know, what our world will look like as we begin to meld the North American continent together, I think we are very, very excited about the position that our company will have for decades to come and how that will benefit shareholders. We think that we are really extremely lucky that we were able to develop this relationship with the people from Banacci over a long period of time and that culminated in our thinking that this would be something that would be, you know, very, very good for Mexico; very, very good for the relations between Mexico and the United States and good for everybody. And with that I would like to turn it over to my partner, Victor Menezes who now has to say that we're global!

Mr. Menezes:      [Laughing]  I agree with everything Sandy said.

Mr. Weill:        [Laughing]

Mr. Menezes:      So, this is, quite honestly, a pretty unique situation in a very unique country. And we are making a fairly significant investment here to obtain what I think is a very exciting strategic position in Mexico. In one stroke we will become the leading financial institution in the




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                  country with close to $49 billion of assets in terms of U.S.
                  cap; close to $24 billion in deposits; the number one deposit position in the country; and significant market shares in a number of areas. We will be number one in demand deposits, number one in commercial banking, number one in car insurance, the number two bank assurance company, and the number two pension fund manager in one stroke with the combination that we're talking about today.

                  And we believe this is very exciting because of the great potential in Mexico. Sandy talked about the relative size of the loans compared to 15% of GDP in Mexico, compared to 29% in Brazil and 72% in the USA. So if not the convergence, you know, just moves Mexico forward, not to the U.S. levels but even to the Brazilian levels you can clearly see the gobbling of financial assets taking place in this market. And with this position we would really share in the overall growth of the market in a very exciting kind of way. It's a very powerful brand with very strong customer loyalty and we will preserve that. And we think the branch distribution system and the low cost deposit base in Mexico provides us with very long term, significant competitive edge. We see this really also as a great base to tap the Hispanic market in the U.S. that Sandy mentioned about. And I think with the




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                  assurance and pension funds and credit cards, there's going to be a lot of exciting opportunities. So this is a major statement for us. We have a long history of operating in international markets. We will celebrate our 100 years next year of our international network and 72 years in Mexico. So we do have a long and proud history here. And, you know, across our network today, internationally in 80 countries, we have close to $11 billion in revenues and $2.7 billion is net income. This will significantly augment it. And as a percentage of Citigroup earnings, the emerging markets will now catapult up to above 25%. We are all very excited with the management team. We are all very excited with the positioning of the company. And our aim very much is to grow together with that. The deal is accretive. We all want and we expect to see pretty significant growth in the next five years. Thank you.

Mr. Weill:        Okay.  Sheri . . .  Hello.

Ms. Ptashek:      We'll take questions from the phone line.  Operator.

Operator:         Thank you.  At this time, if you would like to ask your
                  questions, please press star 1 on your touch-tone phone.
                  Again, to ask a question, press star 1. [Inaudible] of Bear
                  Stearns, you may ask your question.




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



Male: Good morning. My question, I have two questions. The first, if you could give us a sense of what is the impact of reconciling Banacci's Mexican GAAP financial statements to U.S. GAAP - if actually part of those restructuring charges are related to that. And my second question is that . . . is related to the bank assurance business that Mr. Weill mentioned, and mentioned Banacci's leadership position there. There is a joint venture with Aegon. If you could tell us what you plan to do with those relationships, in addition in the Afore, the pension fund business.

Mr. Weill:        Okay. Let me just relate to your first question, then have
                  Manuel talk about the partnership with Aegon in the bank assurance and in the pension fund business.

                  We have reviewed the translation of Mexican GAAP into U.S. GAAP. The . . . There is some more work to do but we think we're in the ballpark. And when we are talking to you about accretion of 5 cents a share in the first year, and that increasing substantially as we go out into the future, that is after the change from Mexican GAAP to U.S. GAAP. We also . . . A small part of the restructuring charge may be related to how in the U.S. we may recognize delinquencies earlier than here in Mexico. But we think that Banamex is very well reserved in a very strong capital position for the business that they're doing. So we've taken all of those




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                  things into account. Banamex was, you know, working on
                  thinking about an ADR for either later this year or the beginning of next year so that they had done a lot of the work in this direction. We both share the same auditing firms so that we are able to share a lot of that information and feel comfortable with those translations. Let me turn it over now to Manuel to answer the other question.

Mr. Mora:         To the bankers who run business, all of you know that we have enjoyed a very successful partnership with Aegon which, of course, we regard as an excellent partner. And that is why our position will be to hold conversations with Aegon to see what is the best solution going forward for everyone involved. And only at that point we will be able to tell the market what we expect to do with respect to both operations, the Afore and the bankers who run. As soon as we reach an agreement with our partner, we will of course inform the market.

Male:             Thank you very much.

Operator:         Judah Sheirer, Merrill Lynch. You may ask your question.

Mr. Sheirer:      Thank you very much. Good morning Sandy, Manuel . . .

Mr. Weill:        Good morning.

Mr. Sheirer:      Congratulations. This looks like an excellent deal.

Mr. Weill:        Thank you.




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Mr. Mora:         Thank you.

Mr. Sheirer:      A few questions, specific questions just on financials. I'm curious whether you could address . . . since this is under current GAAP accounting, but with goodwill amortization, how much goodwill will be created in, you know, the amortization that you've assumed. What percentage of the cost saves did you factor into year one and, I think most importantly, what kind of assumptions have you made for credit costs next year. And I guess the broader question on that last point is, you know, behind the due diligence since there have been credit issues in the region, how confident are you in terms of when you made the statement that they're well reserved but, you know, how confident are you that you really caught everything of significance here?

Mr. Weill:        You know, just let me answer, you know part of it as to the cost saves and, you know . . . Pardon me?

                  As to the cost saves, you know, we think that we will capture better than 50% of the cost saves in the first year. We think that we're dealing with very professional management. I think that one of the ways that I've always judged the professionalism in the management team is how fast do they report their numbers on a quarterly basis. And, you know, Banamex - Banacci is . . . may be . . . if not the first, the second company in Mexico to report every




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                  quarter. They know their numbers; they know how to run a
                  business; they've grown the branches, they've doubled the size of the branches, a number of branches in the last five years without increasing costs at all. So I think we may have partners that are even better than we are in taking care of these costs. Let me have Victor do the issues on credit quality and I'll come back to the rest of your questions.

Mr. Menezes:      Sure. The . . . If you look at the balance sheet, the total loan number is about $23 billion. About $11 billion is government exposure, Government of Mexico exposure; $12 billion is others, commercial. Of the $12 billion, $8 billion is commercial and corporate. We have reviewed name by name the top 65 names, which amount to about $6 billion of that $8 billion. These are all names known to us who are within our existing target market space. These are names like . . . I will get to them, but they are major multi-national and local names in Mexico whom we bank, as does Banamex. We feel pretty comfortable that the risk rating systems and the way they appraise credit is very similar to ours. And for that . . . it is really shared credit exposure. There's about $2 billion of middle market and activity and we review credit policies there and about $1.5 billion net of consumer. So we have been through the portfolio. We have made some estimates. We




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                  feel pretty comfortable that this . . . the credit policies of the bank are pretty tight and well run. And . . . and a large percentage of their portfolio is overlapped with ours.

Mr. Weill:        And let me . . . You know finally on the goodwill . . . We are still in the process of breaking down, you know, what will be treated as goodwill and, you know, what will be intangibles.
                  The intangibles we're going to write off over 10 to 15 years and the goodwill will be written off over 25 years. You know, of course, you know, the rules on goodwill may possibly change where they don't have to be written off, if the goodwill is not impaired. And I would certainly say that in the case here, the goodwill hadn't been impaired. We're buying the shares of Banacci, you know, for something that relates to about ten times earnings and what we think is going to be a very growing market. But the number that we gave you for accretion is done on a very conservative basis. We do not have the final defined numbers of what the exact goodwill or other numbers will be yet and won't for probably another couple of months.

Mr. Sheirer:      Are you . . . I'm sorry, are you assuming the size of credit costs this year and then going into next year are big . . .
                  you know a noticeable decline in credit cost?

Mr. Weill:        Victor . . .




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Mr. Menezes:      We have . . . Yes, anticipated the credit costs for this year and next year. And I think we've taken appropriately conservative view of both the credit costs and the reserve requirements and maybe Manuel can . . .

Mr. Mora:         Probably one of the few things that you should know
                  about the reserves and why Sandy and Victor are talking about this strong position there. All our loans are of course fully reserved - that is 100%. But the expected losses on those portfolios are not 100%. So we have excess reserves there and that is something that the market has been taking into account over the last few months with the Latin American research.
                  The second one is that Banamex has fully reserved and is the only major financial group in Mexico. All the future continues
                  [inaudible] a program. So there are no contingencies in the future that have not been reserved by Banamex as we know it.

Mr. Weill:        And Confia too, by the way.

                  [Laughter]

Mr. Sheirer:      That's helpful.  Thank you very much and congratulations.

Mr. Weill:        Judah, thank you.

Operator:         Mr. Ehrenfeld of Deutschebank.  You may ask your question.

Mr. Ehrenfeld:    Hi. Brenner Ehrenfeld from Deutschebank. I have two questions.




                                       17

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                  One regarding Confia, because this indicates a change in
                  strategy. You were working with an intermediate bank on a much smaller scale. Now you're buying one of the largest franchises in Mexico. I guess, first, how do you fit Confia into this franchise? And then, second, will you be looking at other franchises both in Mexico and the rest of South America?

Mr. Weill:        Let me just say that I think the lesson that we learned is that we would much prefer to do deals in the future with good management and intermediate institutions. And I think that we now will have a Mexican management team, combined with Citibank's people that will really be outstanding in the corporate side of the business and will be able to rationalize our position in the branch banking business of Confia, a lot of which is in the northern part of Mexico where we would need strength anyway. So that they really, you know, appear to fit.
                  You know, we've been saying for a long time, and then I'll turn it over to Victor, that we look to the emerging markets as a very important growth market in this world and that's been happening ever since 1989 with the collapse of the Berlin
                  Wall and as we move more toward trade, this is going to be more important. And I think there are very few institutions in the emerging markets that are as big or as important as Banacci is. But I think that this is the kind of things with the kind of people that we




                                       18

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                  want to be in business with and position this institution for a very, very strong leadership position going forward.

Mr. Menezes:      Yes. I think . . . You know, I've lived with good banks and bad banks. And life's a lot easier with good banks. And if you look at what we've been doing recently, for example, a good parallel would be the transaction we did with Poland. Handlowy was a really number one corporate bank position in Poland--a good bank. And we integrated our management into theirs and I think we have today one of the best franchises in Poland. So this very much falls into the same mold, if you like. It's a very much bigger transaction. But it starts with our belief that this is a very fine company, very well run, with an
                  unusually strong domestic position. And, therefore, we feel it is definitely worthwhile. Now, the reality is we have some pretty strong positions around in Latin America and Asia and we will continue to build out on those. We have a sense of which our priority countries are. We're not trying to spread our investments around the world. It is clearly countries like
                  Poland, like Mexico, like Brazil, where we will be focusing our attention. And to the extent . . . . And to the extent that we can, you know, we will be focusing on getting good quality franchises with good quality management that can help drive our business forward.




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Mr. Ehrenfeld:    Thank you very much.

Operator:         Henry McVeigh of Morgan Stanley.  You may ask your question.

Mr. McVeigh:      Good morning. Most of my question has been answered. Just two quick ones. One is did you need to list on Mexico, because portfolio managers owned the local shares and that you didn't want to get a dumping if they were given Citi stock; that's the first one. And then second is, is can you break down the restructuring charge on how you see what's going into that?

Mr. Weill:        Okay.  Let me do the listing one, you know, first.

Mr. McVeigh:      Okay.

Mr. Weill:        I think that, you know, the primary reason that we wanted to list on the Mexican Bolsa if that would be approved, is that we're going to be a pretty important part of the Mexican economy. And if that be the case, then our company should be listed here. So it's not, you know, done for any share reason.
                  It's done because, you know, we are really going to be a part of, you know, Mexico and how it will grow in the future. And we would like more of our shares, rather than less of our shares to be owned by Mexican nationals.

Mr. McVeigh:      But the local institutions will just get a swap now, right?

Mr. Weill:        That is correct.

Mr. McVeigh:      Okay.





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



Mr. Weill:        That is correct. The second part of your question was on the restructuring charges. We haven't worked . . . What we feel very confident in is that the number will be less than 150 million . . . Where specifically it all comes from, that will be worked out as we move, you know, forward in doing our analysis. And I just would like to make another point that the accretion number that we're talking about, that includes the amortization of goodwill. If that goes away, the number will be higher.

Mr. McVeigh:      But will there be credit related in the restructuring?

Mr. Menezes:      The restructuring is mostly cost related, related to the
                  overlap of the consumer and corporate activities of Mexico. So it's mostly cost related.

Mr. McVeigh:      Okay.  Congratulations.  Good deal.

Mr. Weill:        Thank you very much.

Operator:         Robert Loccutia of Lehman Brothers. You may ask your question.

Mr. Loccutia:     Yes.  Good morning.  Robert Loccutia from Lehman Brothers.
                  Just a couple of questions. The first one is Avantel. Banacci has a controlling stake of a long-distance telephone company.
                  And if you could disclose what the intentions would be now with that stake.




                                       21

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                  The second question is if you could give us any details of when we're going to find out if there is any collars or terms and conditions attached to this deal.

Mr. Weill:        Okay. Let me do the second one and then Manuel will do
                  Avantel. There are no collars. There are no, you know . . .
                  Well the normal terms and conditions of any deal, but the financial terms have been set. They are the same for every shareholder of the company, not just the controlling shareholders, but . . . giving us the 51 plus percent at the beginning. So I think from that point of view we tried to do something as simple as possible. And I think you should look at it that it is as simple as possible. Manuel, do you want to talk about Avantel?

Mr. Mora:         Avantel, as you know, we own 55% of the company which we are partners with WorldCom, which in turn owns 45% of the company.
                  And our intention, of course, is to keep Avantel. It is going very well, especially since we have reached the agreement with TelMex at the end of last year. We expect to have a much more strong year this 2001. And, again, we will be talking to our partners WorldCom on ways to strengthen the position of Avantel into the future. And once we have any other information based on those talks, of course, we will make it public.




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



Mr. Loccutia:     If I could just follow up on that point. Is there any
                  regulatory restrictions, given the change in control of Banacci that would force the disposal of Avantel?

Mr. Mora:         The only thing . . . No. The only thing that the Mexican
                  telecommunication law requires is that the vote of Avantel, the majority of the vote, be held by Mexicans. And since there would be a significant group of Mexican shareholders within Citigroup and in this combined entity, we have already defined a couple of solutions to deal with that issue.

Mr. Loccutia:     Great.

Mr. Weill:        And we feel comfortable that we can handle that.

Mr. Loccutia:     Thank you.

Mr. Weill:        Right.

Operator:         George Beecher of Deutschebank, you may ask your question.

Mr. Beecher:      Hi. Quick question. The non-commercial banking businesses
                  owned by Banacci, will they be integrated with some of the related subsidiaries of Citigroup or will they be run through the legal entity in Mexico?

Mr. Mora:         You are talking about Afore and the insurance company?

Mr. Beecher:      Correct.

Mr. Mora:         Well our intention, of course, is to combine all the
                  operations of Citi and Confia into the same group in Mexico, which will actually




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



                  emphasize the name Banamex along with Citigroup and the brands of the Citigroup. But our intention is to combine them. And to run as efficiently all the businesses that we will jointly have in them.

Mr. Menezes:      We are not going to duplicate any activities so clearly our intention is to put together the Afore, put together the assurance activities, put together the retail banks, and the corporate banks, all of that under one structure.

Mr. Beecher:      But from a branding perspective, they will remain . . . their names will be . . . remain the same?

Mr. Weill:        We're going to use the Banamex brand in Mexico, so that
                  Citibank brand will change to the Banamex brand in Mexico with our corporate banking. Confia will be the Banamex brand in Mexico. And some of the other brands we are thinking about. As we think through, we both have Afore.

Mr. Mora:         Yes. I think it's important to note that Banamex has an
                  extraordinary strong brand position in Mexico. This is an icon brand. And it's important that the leverage of that brand ...
                  And our brand strategy, as far as Mexico very much, is to keep the Banamex brand strong and alive and actually to start using the Banamex brand more effectively with the Hispanic population in the United States, where there is a natural affinity there too.

Mr. Weill:        And it will have the tie saying a member of Citigroup so that, you know, you have that strength of that tie also. Very similar to what we've done with Handlowy in Poland.

Mr. Beecher:      Okay.  Thank you very much.

Mr. Weill:        You're welcome.

Operator:         Consuelo Blanco of Bank of Salvador, you may ask your
                  question.

Ms. Blanco:       Yes. Good morning and congratulations, first of all. I have two questions. One of them is what are you planning to do with respect of Bansud. And the second question, why a tender offer for the 100% of Banacci shares?

Mr. Weill:        What was the second part of your question?

Ms. Blanco:       Why a tender offer for 100% of Banacci's shares?

Mr. Weill:        Why a tender offer?  Okay.

Mr. Menezes:      Again, I think that we will be analyzing the options with
                  respect to Bansud. As you know, Citigroup has also an important operation in Argentina and that might be one of the options for Bansud, but we would like to take a few weeks to decide what is the best way to go in Argentina and whether it's integration or a different avenue. And we will let you know at that time.

Mr. Weill:        As far as why a tender offer . . . I think what we wanted to do here is structure this deal in the simplest possible form.
                  Banacci is going to have to, I believe, have a shareholder meeting to change some of its resolutions. But with our having 51% minimum to start, it seemed like the best way is just to offer the other shareholders through a tender offer process to acquire the rest of their shares and we think that's best for the Banacci shareholders.

Mr. Menezes:      And from the perspective of Banacci shareholders, of course, as Sandy is saying it is better to combine, have one stock listed - only one - not two, avoid any conflicts of interest and all Banamex shareholders will become immediately shareholders of the same group - Citigroup.

Ms. Blanco:       Okay.  Thank you so much.

Operator:         Mike Mayo of Prudential Securities, you may ask your question.

Mr. Mayo:         I have two questions.  First, you mentioned a cost of money advantage. Is there a funding benefit as part of the $200 million of synergies? And second, completely separate, can you elaborate some on the plans to expand in the Hispanic market in the U.S.?

Mr. Menezes:      On the cost of funds, you must remember that we in
                  Mexico - Mexican banks run a significant large dollar book. In the case of Banamex approaches $8 billion. Imagine the savings that we can accomplish when we form part of the most important and strongest financial group in the world with ratings well above those of Mexican entities and that will put significantly lower the cost of funding on our dollar book.
                  And the same goes for . . . for the
                  combined transactions of insurance and all of our subsidiaries that we have. You must remember that Mexico is invested . . .
                  investment grade for mortgage but not investment grade for [inaudible]. And, therefore, the strengthening of our overall rating will actually yield significant cost savings.

Mr. Menezes:      In addition, I think we have to recognize that
                  Banamex has an unusual position in terms of local currency deposits, that a highest percentage is interest rate deposits on their balance sheet compared to other banks. And clearly the funding of . . . The domestic funding of Citibank in Mexico will be vastly enhanced by approved funding costs through the Banamex network. So there's going to be a positive gain on that.

Mr. Weill:        Listen, Victor reminds me that we have to go and meet now for breakfast with the senior management of Banamex. Why don't we just take one more question.

Operator:         Yolanda Cartines of J.P. Morgan, you may ask your question.

Ms. Cartines:     Yes.  Good morning.  We were talking about closing this
                  transaction at the end of this year. Could you just give us a little bit of a time-line as to what steps need to be accomplished between here and year-end and if there are any .
                  . . if you foresee any possible regulatory or even political hitches here that might slow that process down?

Mr. Weill:        Okay. Let me just say the first part and then have Manuel go on that. I think we would expect . . . We would hope to close the deal by the end of the third-quarter. But, you know, you never know what's going to happen. And I think we leave ourselves a lot of room by saying the fourth-quarter. The initial reactions, as we said earlier, have been very positive from both sides of the border. And I think that what we're talking about really is good for so many of the different constituencies that we would be hopeful that what we're doing would not create too many hurdles. Manuel, do you want to add anything?

Mr. Mora:         Yes. Yolanda . . . I believe what we are talking basically is
                  [inaudible] years of approval from financial authorities in both Mexico and the U.S. There are no legislative actions that are needed. There are no changes in laws. The Mexican laws allow this completely. And so we are not expecting any surprise here. And as Sandy says, we will expect to close hopefully in the third- quarter of this year.

Ms. Cartine:      And any political risks just from the fact that there is no large Mexican owned financial institution left in Mexico. Do you see that as a risk going forward? How are you hoping to defuse that?

Mr. Mora:         There is a very large, very successful financial institution in Mexico which is Banamex. And it is considered that it will keep


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


                  its Mexican character, keep its Mexican management. And I think probably for the first time in history, two members are going off to the Citigroup Board. So what we're talking about is in fact maintaining very much the local strength and identity of the bank.

Ms. Cartine:      Great.  Thank you very much.

Ms. Ptashek:      Sandy, Victor, Manuel, thank you. Thanks everyone for joining us this morning. We will be available for questions all day.

Mr. Weill:        Thanks Sheri.

Ms. Ptashek:      Bye bye.

All:              Bye bye.

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